SITO MOBILE, LTD.

July 21, 2016

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mitchell Austin
Jan Woo

Re:	SITO Mobile, Ltd.

Registration Statement on Form S-3

Filed July 15, 2016

File No. 333-212545

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, SITO Mobile, Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:30 p.m., Eastern Daylight Time, on Monday, July 25, 2016, or as soon thereafter as possible.

The Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SITO Mobile, Ltd.

By:	/s/ Kurt Streams
Kurt Streams
Chief Financial Officer